Exhibit 12.1

NRG Energy, Inc
Computation of Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
	(In millions except ratio)

Earnings:
Income from continuing operations before income tax	$1,729	$946	$865	$110	$232
Minority interest in loss	(1)	—	—	—	—
Less:
Undistributed equity in earnings of unconsolidated affiliates	(44)	(33)	(33)	(8)	(1)
Capitalized interest	(45)	(11)	(5)	—	—
Add:
Fixed charges	671	702	599	180	249
Amortization of capitalized interest	1	—	—	—	—

Total Earnings:	$2,311	$1,604	$1,426	$282	$480

Fixed Charges:
Interest expense	$591	$657	$562	$166	$222
Interest capitalized	45	11	5	—	—
Amortization of debt issuance costs	22	26	22	6	9
Amortization of debt discount/(premiums)	7	6	6	5	14
Approximation of interest in rental expense	6	2	4	3	4

Total Fixed Charges:	$671	$702	$599	$180	$249

Ratio of Earnings to Combined Fixed Charges	3.44	2.28	2.38	1.57	1.93